SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2006

                        Commission File Number: 011-16245

                            W.P. STEWART & CO., LTD.
                 (Translation of Registrant's Name Into English)

                                  Trinity Hall
                                 43 Cedar Avenue
                                P.O. Box HM 2905
                                 Hamilton, HM LX
                                     Bermuda
                    (Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F |X|     Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)1:

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7:

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes |_|   No |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

                            W.P. STEWART & CO., LTD.

See press release attached hereto dated January 12, 2006 regarding the announcement of the date for the fourth quarter and full-year 2005 earnings release and the decision by the company to take a non-cash charge against earnings.

                    [LETTERHEAD OF W.P. STEWART & CO., LTD.]

                                                                   PRESS RELEASE

Contact:  Fred Ryan
telephone: 441.295.8585

12 January 2006
Hamilton, Bermuda

        W.P. Stewart & Co., Ltd. To Take Non-Cash Charge Against Earnings
                                       And
      Announces Date for Fourth Quarter and Full-Year 2005 Earnings Release

W.P. Stewart & Co., Ltd. ("W.P. Stewart" or the "Company") announced today an impairment of customer related intangible assets and stated it will be taking a non-recurring, non-cash charge against fourth quarter and full-year 2005 earnings of approximately $12.5 million, or $0.27 per share (diluted), related to its 1999 acquisition of NS Money Management (Bermuda) Limited ("NSMM"). This non-cash charge has no affect on the Company's tangible asset base or its ability to pay dividends.

In June of 1999, the Company consummated its acquisition of all of the outstanding capital stock of NSMM. NSMM operated as an investment adviser for certain clients throughout the world, and W.P. Stewart served as a sub-adviser for all of the related client accounts.

The final net purchase price of the NSMM acquisition aggregated approximately $17 million and was classified as customer related intangible assets, subject to a 20 year amortization. The $12.5 million impairment represents the remaining unamortized balance.

Late in the fourth quarter of 2005, W.P. Stewart was instructed to liquidate certain NSMM accounts as a result of a third party business transaction impacting the related clients. This resulted in an outflow of approximately $200 million in assets under management ("AUM") but was not related in any way to performance. The fees on the $200 million supported the NSMM customer related intangible assets (per Financial Accounting Standards Board - SFAS No.142).

As a result of these circumstances, there will be reductions recorded of approximately $12.5 million in Intangible Assets and Retained Earnings in the Company accounts, as of 31 December 2005 and, accordingly, there will be no future amortization of intangibles related to the NSMM acquisition.

Subsequent to the notice of redemption/liquidation, one of the parties in the third party transaction opened a new account and has begun to fund the account. A detailed review of AUM flows will be available in an earnings press release on Tuesday, 31 January 2006.

Conference Call

In conjunction with the fourth quarter and full-year 2005 earnings release, W.P. Stewart & Co., Ltd. will host a conference call on Tuesday, 31 January 2006. The conference call will commence promptly at 9:15am (EDT) and will conclude at 10:00am (EDT). Those who are interested in participating in the teleconference should dial 1-800-370-0898 (within the United States) or +973-409-9260 (outside the United States). The conference ID is "W.P. Stewart".

To listen to the live broadcast of the conference over the Internet, simply log on to our website at www.wpstewart.com and click on the Investor Relations tab for a link to the webcast.

This teleconference will be available for replay from Tuesday, 31 January 2006 at 12:00 noon (EDT) through Wednesday, 1 February 2006 at 5:00 p.m. (EDT). To access the replay, please dial 1-877-519-4471 (within the United States) or + 973-341-3080 (outside the United States). The PIN number for accessing this replay is 6898586.

You will be able to access a replay of the Internet broadcast through Tuesday, 7 February 2006 on the Company's website at www.wpstewart.com. The Company will respond to questions submitted by e-mail, following the conference.

The Company

W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

For more information, please visit the Company's website at www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or + 441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.

Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           W.P. STEWART & CO., LTD.


Date: January 17, 2006                     By: /s/ Rocco Macri
                                               ---------------------------------
                                               Name:   Rocco Macri
                                               Title:  Managing Director &
                                                       Chief Operating Officer